SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

MediWound Ltd. (the “Company”) is filing this Form 6-K to disclose recent open market acquisitions of its ordinary shares by select members of its board and an executive officer, along with the Chairman of the board of the Company's largest shareholder, Clal Biotechnology Industries Ltd. ("CBI"). From November 27 to December 15, Mr. Nachum (Homi) Shamir, the Chairman of the Company's board, Messrs. David Fox and Shmeul (Milky) Rubinstein, board members, Mr. Ofer Gonen, the CEO of the Company, and Mr. Avi Fischer, Chairman of CBI's board, purchased a total of 10,500 ordinary shares of the Company through open market transactions. The average purchase price per share was $9.42. It is important to note that these transactions were conducted in adherence to all pertinent requirements outlined in the Company's insider trading policy.

The content of this report on Form 6-K  is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer